LIQUIDATION OVERVIEW Source: Management Liquidation Plan. Selling Hometown assets to Transform Holdco for similar net proceeds that the Company is expected to realize upon a liquidation of the assets potentially allows for an additional ~$14M debt reduction Source: Management Business Plan. HOMETOWN TRANSACTION ANALYSIS Illustrative For Discussion Purposes Only Exhibit (c)(4)

Source: Management Liquidation Plan. TRANSFORM HOLDCO HOMETOWN ACQUISITION (a) There are likely additional costs that Transform Holdco would incur that are not reflected here. Source: Management Business Plan. HOMETOWN TRANSACTION ANALYSIS Transform Holdco to acquire Hometown inventory for $135.1M Acquired inventory expected to be sold within 4 months with a full repayment of Transform Holdco expenses, including debt financing and equity check Illustrative For Discussion Purposes Only